Evans Bancorp, Inc.

One Grimsby Drive

Hamburg, New York 14075

April 18, 2016

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington,  D.C. 20549

Re:         Evans Bancorp, Inc.

Registration Statement on Form S-3 (Registration No. 333-210443)

 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

          Evans Bancorp, Inc., a New York corporation (the “Company”), hereby requests that its above-referenced Registration Statement on Form S-3, as amended, be declared effective at 2:00 p.m. on April 22, 2016, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ David J. Nasca_________________________

David J. Nasca

President and Chief Executive Officer

(Duly Authorized Representative)